Filed by Aegon N.V.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Aegon N.V.

Commission File No.: 1-10882

Form F-4 Registration No.: 333-273041

September 29, 2023 Press Release

Extraordinary General Meeting approves first step in redomiciliation to Bermuda

Aegon’s Extraordinary General Meeting of shareholders (EGM) today approved the first step in the company’s redomiciliation to Bermuda and adopted all other agenda items. These included amendments to the Articles of Association of Aegon N.V. to reflect the conversion into a Luxembourg S.A.; as well as the appointment of the members of the Board of Directors of Aegon S.A. and of the Board of Aegon Ltd.

Following the closure of the transaction with a.s.r., Aegon no longer has a regulated insurance entity in the Netherlands. Under Solvency II rules, Aegon’s current supervisor, the Dutch central bank, can therefore no longer remain Aegon’s group supervisor. Following discussions in the college of supervisors, the Bermuda Monetary Authority informed Aegon that it would become its group supervisor if the company were to move its legal domicile to Bermuda.

As Dutch law currently does not facilitate a direct transfer of a legal domicile to a country outside of the European Economic Area, Aegon will first change its legal domicile to Luxembourg which does allow for such relocations.

Aegon will now proceed with a second EGM for the shareholders’ resolution on the second step of the redomiciliation. This EGM will be held in Luxembourg tomorrow. Following the adoption of this resolution and the completion of the EGM in Luxembourg, the redomiciliation to Bermuda will be implemented on 30 September 2023.

An audio live stream of tomorrow’s EGM, which begins at 09:30 CEST, will be available at Aegon’s corporate website.

Contacts

Media relations	Investor relations
Richard Mackillican	Hielke Hielkema
+31(0) 62 741 1546	+31(0) 70 344 7697
richard.mackillican@aegon.com	hielke.hielkema@aegon.com

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection and retirement solutions. Its portfolio of businesses includes fully owned subsidiaries in the US, UK and a global asset manager. In addition, Aegon has partnerships in Spain & Portugal, Brazil, and China, which create value by combining strong local partners with Aegon’s international expertise. In the Netherlands, Aegon generates value via a strategic shareholding in a market leading insurance and pensions company.

September 29, 2023 Press Release

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

September 29, 2023 Press Release

Notice to U.S. shareholders

In connection with the proposed Redomiciliation, Aegon N.V. has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration No. 333-273041), which became effective on July 21, 2023, that includes a U.S. Shareholder Circular that you are encouraged to review carefully before making any decisions regarding the proposed Redomiciliation. This Convocation and Agenda with Explanatory Notes does not constitute an offer to sell or the solicitation of an offer to buy any securities and is not a substitute for the U.S. Shareholder Circular or any other document that Aegon N.V. may file with the SEC or send to U.S. shareholders in connection with the proposed Redomiciliation. U.S. SHAREHOLDERS OF AEGON N.V. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL U.S. SHAREHOLDER CIRCULAR, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD. AND THE PROPOSED REDOMICILIATION. This information is available to you without charge upon your written or oral request. You will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, the documents may be obtained in hard copy free of charge by directing a request in writing or by telephone to Aegon N.V. at Aegonplein 50, 2591 TV The Hague, the Netherlands; Attention: Investor Relations or by e-mail at ir@aegon.com, or by calling our agent for service in the United States of America Andrew S. Williams Telephone: +1 443 475 3243.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

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Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

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Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

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Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

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The effect of the European Union’s Solvency II requirements, applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;

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Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

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Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

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Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

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Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

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Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

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Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations; and

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Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon may provide information that is not necessarily material for SEC reporting purposes but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2022 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.